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950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

David J. Baum	Direct Dial: 202-239-3346	Email: David.Baum@alston.com

November 24, 2025

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Kalkidan Ezra, Esq.

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 594 to the Trust’s Registration Statement on Form N-1A, filed on September 4, 2025 – PeakShares RMR Prime Equity ETF (f/k/a PeakShares RMR Prime 50 ETF)

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via video conference on November 21, 2025 (the “Comments”), relating to Post-Effective Amendment No. 594 (“PEA No. 594”) to the Trust’s Registration Statement on Form N-1A filed on September 4, 2025, regarding the PeakShares RMR Prime 50 ETF (n/k/a PeakShares RMR Prime Equity ETF) (the “Fund”), a series of the Trust. The prospectus (the “Prospectus”) and statement of additional information (“SAI,” and together with the Prospectus, the “Documents”) contained in the Registration Statement will be updated in response to the Staff’s Comments and a revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

General Comments

The Staff provides the following standard comments:

a.	Where a comment is made in one location it is applicable to all similar disclosures appearing elsewhere in the same registration statement.
b.	The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of its disclosures not withstanding any review, comments, action or absence of action by the Staff.

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November 24, 2025

c.	The Staff notes that portions of the registration statement are incomplete. Please fill in all bracketed language and any placeholders and refresh all tables of content prior to effectiveness.
d.	The Staff asks the Registrant to please file the responses to comments on Edgar at least 5 days in advance of the effectiveness.
e.	Please provide a redline copy of any changes with your response letter.

Response

The Registrant acknowledges the Staff’s comments above and will respond as requested.

Prospectus

Comment #1

In reference the Fund’s name “PeakShares RMR Prime 50 ETF,” please explain supplementally whether the number 50 is a reference to the number of positions in the Fund’s portfolio and if so, can you please note that the number of holdings under normal circumstances should be consistent with the name of the Fund.

Response #1

In light of the Staff’s comment, the Registrant has decided to change the Fund’s name to the “PeakShares RMR Prime Equity ETF.” The Registrant notes that the Fund already had a policy to invest at least 80% of its assets in equity securities, however, that policy has been modified slightly. The revised disclosure appears below:

Principal Investment Strategies. The Fund is an actively managed exchange-traded fund (“ETF”) that may engage in active and frequent trading. ~~The~~Under normal circumstances, the Fund will ~~normally~~ invest at least 80% of its net assets, including any borrowings for investment purposes, in ~~a diversified portfolio of~~ equity securities that include common stocks of companies and equity ETFs providing exposure to such companies, and have economic characteristics similar to such securities. The equity ETFs in which the Fund will invest are primarily index ETFs that invest in the common stock of companies although the Fund may also invest in actively managed ETFs that provide similar exposure to equity securities. The Fund is managed relative to the S&P 500 Index but has broad flexibility to allocate its assets across different types of securities and sectors of the equity markets. The Fund may invest in securities of companies of any market capitalization, or equity ETFs that provide exposure to companies of any capitalization.

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If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

November 24, 2025

David J. Baum